[Letterhead of Sullivan & Cromwell LLP]

January 18, 2013

Suzanne Hayes,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Artisan Partners Asset Management Inc. — Registration Statement on

Form S-1 (File No. 333-184686)

Dear Ms. Hayes:

On behalf of our client, Artisan Partners Asset Management Inc. (the “Company”), we enclose herewith Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”). Amendment No. 2 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated January 4, 2013, concerning the Company’s Amendment No. 1 to the Registration Statement filed on December 18, 2012 (“Amendment No. 1”), as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 2, including a version of Amendment No. 2 marked to reflect changes from Amendment No. 1, and this letter, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. As a result of changes to the Registration Statement, some page references have changed in Amendment No. 2. The page references in the Staff’s comments refer to page numbers in Amendment No. 1, and the page numbers in the Company’s responses refer to page numbers in Amendment No. 2.

The Company has indicated in a few of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view.

Securities and Exchange Commission

January 18, 2013

General

1.	The disclosure on page 44 briefly describes why you do not believe that each of Artisan Partners Asset Management Inc. (the “Company”), Artisan Partners Holdings LP, and Artisan Partners Limited Partnership is an investment company under the Investment Company Act of 1940 (“1940 Act”). Please provide further information needed to conduct an analysis under section 3(a)(1)(C) of the 1940 Act for the Company, Artisan Partners Holdings LP, and Artisan Partners Limited Partnership prior to, and giving effect to, the proposed transaction. In particular, list on an unconsolidated basis all assets held by each entity, including the assets of its subsidiaries, and the value you assign to each.

Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”), defines an investment company as an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the 1940 Act defines “investment security” to mean all securities other than (A) Government securities, (B) securities issued by employees’ securities companies and (C) securities issued by majority-owned subsidiaries of the owner that are neither (i) investment companies nor (ii) companies relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Company will not be an investment company within the definition of Section 3(a)(1)(C).

Upon completion of the reorganization transactions described in Amendment No. 2, the Company will be the sole general partner of Artisan Partners Holdings LP (“Holdings”) which, in turn, will own all of the equity interests of Artisan Partners Limited Partnership (“APLP”), the primary operating company in the structure, and all of the equity interests of each of Holdings’ other subsidiaries. APLP does not have any consolidated subsidiaries. Analysis of whether the Company is an investment company under Section 3(a)(1)(C) requires analysis of whether Holdings or APLP is an investment company.

APLP

As of December 31, 2012, the GAAP balance sheet of APLP had total assets (exclusive of U.S. government securities and cash items) of approximately $74.4 million, consisting of approximately $45.7 million of accounts receivable, approximately $16.7 million of investment securities, approximately $8.4 million of net fixed assets and approximately $3.4 million of prepaid expenses. Accordingly, investment securities constituted approximately 22% of APLP’s assets on a GAAP basis as of December 31, 2012.

Securities and Exchange Commission

January 18, 2013

Because APLP’s investment assets were less than 40% of its total assets (exclusive of U.S. government securities and cash items), APLP was not an investment company within the definition of Section 3(a)(1)(C) at December 31, 2012. The Company does not anticipate that the reorganization or offering will result in material changes to APLP’s balance sheet (other than with respect to cash and cash equivalents) or the percentage of its total non-cash-or-cash-equivalent assets consisting of investment securities.

Holdings

Holdings holds, and will continue to hold after the reorganization, all of the outstanding partnership interests of APLP (Holdings owns 100% of the general partner of APLP and 100% of the limited partnership interests of APLP) and all of the outstanding membership interests in Artisan Partners Distributors LLC (“ADLLC”), a registered broker-dealer. Holdings’ total unconsolidated GAAP assets as of December 31, 2012, excluding U.S. government securities and cash items, were approximately $26.5 million. That amount includes the $10.2 million approximated GAAP book value of APLP, the $3.1 million approximated GAAP book value of ADLLC,1 approximately $2.3 million of debt issuance costs and approximately $1.2 million of costs associated with this offering, none of which are investment securities. The sum of these assets is $16.8 million, which is more than 60% of Holdings’ total unconsolidated GAAP assets (exclusive of U.S. government securities and cash items).

Because Holdings’ interests in APLP and ADLLC are interests in majority-owned subsidiaries that do not themselves rely on the exclusions provided by Sections 3(c)(1) or 3(c)(7), those interests are not investment securities. As a result, less than 40% of the total assets of Holdings (excluding U.S. government securities and cash items) consist of investment securities, and Holdings does not fall within the definition of an investment company under Section 3(a)(1)(C).

[1]	As of December 31, 2012, the GAAP balance sheet of ADLLC had total assets (exclusive of U.S. government securities and cash items) of approximately $181,000, none of which consisted of investment securities. Because ADLLC’s investment assets were less than 40% of its total assets (exclusive of U.S. government securities and cash items), ADLLC was not an investment company within the definition of Section 3(a)(1)(C) at December 31, 2012. The Company does not anticipate that the reorganization or offering will result in material changes to ADLLC’s balance sheet (other than with respect to cash and cash equivalents) or the percentage of its total non-cash-or-cash-equivalent assets consisting of investment securities.

Securities and Exchange Commission

January 18, 2013

Section 3(a)(1)(C) looks to the fair value, rather than the book value, of assets, including subsidiaries. The Company anticipates that the initial public offering price of the Class A common stock will imply a firm-wide value of approximately $1.75 billion. Because the revenues of APLP in recent fiscal periods comprised 100% of firm-wide revenues and because Holdings owns 100% of the equity interests in APLP, the Company believes it is appropriate for Holdings to assign a value in excess of a billion dollars to its interest in APLP. Accordingly, after the reorganization, disregarding cash and cash equivalents, if valued at fair value, the Company believes that substantially all of Holdings’ assets will consist of its investment in its wholly-owned subsidiary, APLP. The majority of the fair value of APLP is not, and will not be, accounted for on APLP’s GAAP balance sheet. If it were — for instance, in the form of goodwill — the percentage of APLP’s assets consisting of investment securities would be far less than the 22% that it is, and will be, on a GAAP basis.

The Company

After completion of the reorganization transactions, the Company’s assets will consist of (i) GP units in Holdings, (ii) preferred units in Holdings, (iii) contingent value rights issued by Holdings, (iv) deferred tax assets and (v) possibly, from time to time, cash items. Because the Company will be the sole general partner of Holdings, and thus possess the power to manage its business and affairs, the Company’s general partnership units will constitute 100% of the outstanding “voting securities” of Holdings within the meaning of the 1940 Act and Holdings will therefore be a majority-owned subsidiary of the Company.2 Because Holdings will be a majority-owned subsidiary of the Company and because, as discussed above, Holdings does not and will not rely on the exclusions provided by Section 3(c)(1) or 3(c)(7), the Company’s interests in Holdings will not be investment securities for purposes of Section 3(a)(1)(C). Accordingly, because all of the Company’s assets (with the possible exception of deferred tax assets and cash items held from time to time) will be interests in its “wholly-owned” (as that term is defined in the 1940 Act) subsidiary, the Company will not hold investment securities having a value of more than 40% of its total assets.

[2]	As disclosed in Amendment No. 2, Holdings will have limited partners other than the Company. However, these limited partners will have no right to participate in the day-to-day management of the partnership, nor will they have any rights to elect directors (there will be none) or appoint officers of Holdings. Their voting rights as limited partners of Holdings will be limited to approval rights with respect to certain fundamental actions of the partnership, such as a sale of all or substantially all of the partnership’s assets.

Securities and Exchange Commission

January 18, 2013

Because investment securities will comprise less than 40% of the total assets (exclusive of U.S. government securities and cash items) of each of the Company, Holdings and APLP, each of the Company, Holdings and APLP is not an investment company as defined under Section 3(a)(1)(C) of the 1940 Act.

2.	In your disclosure on page 44, you state that you are relying on section 3(b)(1) of the 1940 Act. Please explain this reliance in light of certain prior Commission statements (see, e.g., Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

The Company has revised the disclosure on page 44 of Amendment No. 2 to clarify that the Company is not relying on Section 3(b)(1) of the 1940 Act. The Company does not believe it is an “investment company”, as such term is defined in Sections 3(a)(1)(A) and (C) of the 1940 Act.

Performance and Assets Under Management Information Used in this Prospectus, page iii

3.	We note your response to prior comment 3. Please expand your disclosure to further explain why you have not presented the performance results of Social Restriction and Non-U.S. Dollar Accounts. For example, please explain how these accounts or the related composites compare to “the relevant principal composites” or the “model account” for the applicable investment strategy, clarify that the performance results of the related principal composite or model account are disclosed, and explain why the performance of these accounts and the composites consisting of them are different from the results of the relevant principal composites.

The Company has revised its disclosure on page iii of Amendment No. 2 in response to the Staff’s comment.

Our Business, page 1

4.	Please expand your response to prior comment 4 to provide additional balancing disclosure in your prospectus summary. For example:

•	We note your disclosure in the penultimate paragraph on page 1 regarding growth in your assets under management from December 31, 2001 to

Securities and Exchange Commission

January 18, 2013

September 30, 2012. Please also highlight the decreases in your assets under management disclosed on pages 23 and 100.

The Company has revised the disclosure on pages 1 and 137 of Amendment No. 2 in response to the Staff’s comment.

•	We note your disclosure in the first full paragraph on page 2 of revenue growth from the year ended December 31, 2001 to the 12 months ended September 30, 2012. Please provide equally prominent disclosure of your net income over the related period as well as your net income for the periods presented in your financial statements. Please also highlight that substantially all of your revenues come from contracts or relationships that may be terminated upon short or no notice.

The Company has revised the disclosure on pages 2 and 138 of Amendment No. 2 to provide that the Company’s investment management fees are derived from contracts that are terminable by clients upon short notice or no notice. The Company has also expanded its disclosure on those pages to state that the Company has had periods in which revenues declined and has provided a cross-reference to the “Selected Historical Consolidated Financial Data” for revenue and net income data for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the nine months ended September 30, 2011 and 2012.

•	We note your disclosure of your attractive financial model on page 4. Please revise to highlight the substantial debt you will continue to have after this offering and its effect on your financial model or expense structure.

The Company has revised its disclosure on pages 5 and 142 of Amendment No. 2 in response to the Staff’s comment.

Expand Distribution and Focus on Investment Strategies . . . , page 5

5.	Please expand your disclosure to clarify or quantify the “significantly more assets” that you believe you have the capacity to manage in your Value Equity strategy.

The Company has revised the disclosure on pages 6 and 143 of Amendment No. 2 to remove the “significantly more assets” language.

Securities and Exchange Commission

January 18, 2013

Why We Are Going Public, page 6

6.	We note your response to prior comment 9. Please expand your disclosure in the first bullet point to further explain how you will “remain” an independent investment management firm or to describe what you mean by “independent.”

The Company has revised the disclosure on page 6 of Amendment No. 2 in response to the Staff’s comment.

Risk Factors, page 22

Several of our investment strategies invest principally in the securities . . . , page 26

7.	We note from your response to prior comment 29 that none of your investment strategies invest in sovereign debt. Please revise your risk factor discussion here to disclose this fact.

The Company has revised the disclosure on page 26 of Amendment No. 2 in response to the Staff’s comment.

The cost of insuring our business may increase, page 33

8.	Please revise to quantify your insurance costs and the expected increase in costs resulting from the offering and reorganization transactions.

The Company has revised the disclosure on page 34 of Amendment No. 2 in response to the Staff’s comment.

Unaudited Pro Forma Consolidated Statements of Operations, page 84

9.	We note from your response to prior comment 20 that you did not give consideration to the financing transaction in your pro forma statement of operations because the financing transaction is not directly attributable to the transaction. However, in accordance with Rule 11-01(a)(8) of Regulation S-X, the financing transaction may be a transaction for which disclosure of pro forma financial information would be material to investors. Please reassess the need to reflect the financing transaction in your pro forma consolidated statements of operations. Refer to Rule 11-02(a)(6) of Regulation S-X.

The Company has reassessed the need to reflect the financing transaction in the pro forma consolidated statements of operations in response to the Staff’s comment. As the financing transaction is a material transaction, although not directly attributable to the

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January 18, 2013

offering transaction, the Company has reflected the financing transaction in its pro forma consolidated statements of operations on pages 85 and 86 of Amendment No. 2 and revised the related disclosure on page 87 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition . . . , page 96

Liquidity and Capital Resources, page 122

10.	We note your disclosure on page 124 that you intend to fund the payments required under the tax receivable agreements out of the cash savings that you actually realize in respect of the attributes to which the tax receivable agreements relate. We also note your disclosure that in certain cases, payments under the tax receivable agreements may be accelerated and/or significantly exceed the actual benefits you realize. Please expand your disclosure to discuss how you intend to fund the required payments in cases when the required payments exceed the benefits you realize.

The Company has revised the disclosure on page 125 of Amendment No. 2. in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 129

11.	Please revise your disclosure to provide a detailed discussion regarding your process to determine whether to consolidate any of your funds. Please also clarify, if correct, that your unconsolidated funds are voting interest entities as opposed to VIEs. If you determined that any of your funds are VIEs in accordance with ASC 810-10-15-14, please further explain the quantitative assessment you performed to determine whether you are the primary beneficiary. For those funds that you determined did not meet the definition of a VIE, disclose that these funds are considered voting interest entities and describe the process you followed to evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25.

The Company has revised its consolidation disclosures on pages 130-131, F-22 and F-49 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission

January 18, 2013

Board Oversight of Risk Management, page 165

12.	Please revise to disclose the substance of your response to the third bullet point of prior comment 30.

The Company has revised the disclosure on pages 168-169 of Amendment No. 2 in response to the Staff’s comment.

Equity Compensation Awards . . . , page 171

13.	Please expand your disclosure to describe the elements of individual performance considered by your compensation committee and how the committee considered Mr. Colson’s overall compensation in determining to grant Mr. Colson additional Class B limited partnership interests in 2011.

The Company currently does not have a compensation committee. The current general partner of the Company, Artisan Investment Corporation, is responsible for all compensation decisions relating to the Company’s named executive officers and other professionals, subject to the approval of the Advisory Committee of Holdings with respect to the compensation of Andrew Ziegler. The Company will establish a compensation committee prior to the consummation of the offering.

The Company has expanded the disclosure on page 175 of Amendment No. 2 to explain that, at the time of the grant to Mr. Colson of additional Class B limited partnership interests, the general partner believed Mr. Colson’s overall compensation was not commensurate with his responsibilities as CEO and the caliber of his performance fulfilling those responsibilities during his first year in that position.

Transactions with Private Fund, page 185

14.	Please expand your disclosure to clarify the amount of capital contributed to your private investment partnership and the amounts of the quarterly fee and incentive fee that you waived for the periods presented. We note your disclosure on page F-38 that you waived the incentive fee for the year ended December 31, 2011. Please also expand your response to prior comment 37 to provide the analysis supporting your determination that the contract is not material in amount or significance.

The Company has expanded the disclosure on page 189 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission

January 18, 2013

The agreement with Launch Equity is not material to the Company as indicated by the amounts of the fees that the Company waived and the amounts of the expenses the Company reimbursed for the nine months ended September 30, 2012 and the year ended December 31, 2011.

Transactions with LPL Financial LLC, page 186

15.	Please file as an exhibit the agreement related to your transactions with LPL Financial LLC described in this section. In the alternative, please explain why you are not required to do so under Item 601(b)(10) of Regulation S-K.

The Company does not believe that the agreement related to its transactions with LPL Financial LLC described on page 190 of Amendment No. 2 is required to be filed pursuant to Regulation S-K 601(b)(10). Reg. S-K 601(b)(10)(i) requires the disclosure of any contract “not made in the ordinary course of business which is material to the registrant…”. Regulation S-K 601(b)(10)(ii)(B) also provides that if a contract “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless…” it is one “upon which the registrant’s business is substantially dependent”. The agreement with LPL Financial LLC is not material to the Company, and the Company is not substantially dependent on the agreement, as indicated by the amounts that the Company paid to LPL Financial LLC for the nine months ended September 30, 2012 and the years ended December 31, 2009, 2010 and 2011. The Company enters into agreements with intermediaries, including broker-dealers such as LPL Financial LLC, in the ordinary course of its investment management business in order to gain access to potential investors in Artisan Funds.

Description of Capital Stock, page 190

16.	Please revise to remove the statement that investors should consult the DGCL and confirm that all material information regarding your capital stock is discussed in this section.

The Company has revised the disclosure on page 194 of Amendment No. 2 in response to the Staff’s comment and confirms that all material information regarding its capital stock is discussed in the “Description of Capital Stock” section of Amendment No. 2.

Securities and Exchange Commission

January 18, 2013

Financial Statements, page F-1

General

17.	Please clarify in each of your subsequent events footnotes the actual date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1.

The Company has included the actual date through which subsequent events have been evaluated on pages F-7, F-13, F-41 and F-63 of Amendment No 2. The Company has also considered the guidance in FASB ASC 855-10-50-1 and ASC 855-10-50-4 with respect to its revised financial statements.

Consolidated Statements of Financial Condition, page F-15

Consolidated Statements of Changes in Partners’ Equity (Deficit) . . . , page F-18

18.	We note from your response to prior comment 36 that with regard to the revisions made to your total equity (deficit) on your Statements of Financial Condition as of December 31, 2011 and 2010 and your Statements of Changes in Partners’ Equity (Deficit) as of December 31, 2011, 2010 and 2009 management has determined that these revisions are not material, had no impact on any financial statements or footnotes, except for the subtotals of total equity (deficit) on the Statement of Financial Condition and the Statement of Changes in Partners’ Equity (Deficit). We note, however, that you have materially restated total equity (deficit) for each period presented. Please (i) provide a more transparent discussion of this restatement, (ii) provide the disclosures required by ASC 250-10-50-7, and (iii) label the impacted columns within your financial statements as “restated.” Please also have your auditors address the need for an explanatory paragraph in their opinion that refers to the restatement.

In response to the Staff’s prior comment #36, the Company assessed the error that resulted from the inclusion of the redeemable Class C interests in the subtotal of total equity (deficit) on the annual and interim financial statements of Holdings, and, in response to the Staff’s current comment #18, the Company reviewed its assessment and conclusions.

The Company believes the following background information would be helpful to explain the Company’s assessment and conclusions:

•	The presentation was correct in the audited financial statements of Holdings as of December 31, 2010 and for the three years then ended included in Artisan

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January 18, 2013

Partners Asset Management Inc.’s registration statement on Form S-1 initially filed in April 2011.

•	The footing error in subtotals was simply the result of adding the “non-controlling interests in consolidated entities” line item within Partners’ Equity during 2011. When this new line item was added during the year, the subtotals were incorrectly updated to inadvertently include redeemable Class C interests.

•	The error was not considered material (as discussed further below).

•	The correction had no impact on any financial statements or footnotes, except for the subtotals of total equity/(deficit) on the statement of financial condition and the statement of changes in partners’ equity/(deficit).

•	Note 1 of the annual and interim financial statements included the following disclosure: “The Class C interests were recorded in temporary equity pursuant to ASC 480 as they were redeemable in 2016 at the option of the holder.”

•	The interim and annual financial statements clearly labeled the Class C interests as “Redeemable Class C Interests” throughout such financial statements, as well as throughout the Registration Statement.

•	Total partners’ equity/(deficit) for Holdings is presented correctly in the remainder of the Registration Statement (see pages 20, 81, 89 and 95 of Amendment No. 2).

In response to the Staff’s prior comment #36, the Company completed a materiality assessment in accordance with SAB 99 to determine if the inclusion of redeemable Class C interests within the caption of total equity (deficit) would be considered material. The Company utilized the guidance in that SAB, which provides that a matter is material if there is a substantial likelihood that a reasonable person would consider it important. The Company believes that this error would not be considered material based on the following quantitative and qualitative factors:

•	The error does not involve management judgment, as it did not arise from an estimate and did not involve the incorrect application of accounting guidance.

•	The error does not involve any concealment of an unlawful transaction.

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January 18, 2013

•	There is no effect on earnings or other trends as reported.

•	The error has no impact on analysts’ consensus expectations for the Company, as there are no such consensus expectations. The error is limited to Holdings’ statements of financial condition and statements of changes in partners’ equity. Total partners’ deficit appropriately excludes Class C interests throughout the remainder of the Registration Statement and is consistently presented.

•	The error has no impact on earnings per share calculations. Holdings’ securities are not registered, therefore, consideration of the demonstrated volatility of the price of its securities is not applicable.

•	It has no impact on the Company’s operations or profitability.

•	It has no effect on compliance with regulatory requirements.

•	It has no effect on Holdings’ compliance with loan covenants or other contractual requirements. Total partners’ deficit is not used in any of the financial covenant ratios.

•	There is no impact on management’s compensation.

In order to provide prominence and greater transparency to the error, the Company has added the following disclosure as a separate caption within Note 1 of the 2011 consolidated financial statements on page F-21 of Amendment No. 2:

Error Correction

Total equity/(deficit) on the statements of financial condition as of December 31, 2011 and 2010 and the statements of changes in partners’ equity/(deficit) at December 31, 2011, 2010, 2009 and 2008 was revised to correctly exclude redeemable Class C Interests of $357,194 that were inadvertently included in the subtotals of total equity/(deficit) in such previously issued statements and has been determined to be immaterial.

Because the Company believes that the error would not be considered material, it has not provided the disclosures required by ASC 250-10-50-7, labeled the impacted columns within its financial statements as “restated” or had its auditors include an explanatory paragraph in their opinion that refers to the restatement.

*            *             *

Securities and Exchange Commission

January 18, 2013

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Sam B. Sellers at (212) 558-3382 or by email (sellerss@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile (212-291-9025) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Catherine M. Clarkin

Catherine M. Clarkin

(Enclosures)

cc:	Jeanne Baker

Aslynn Hogue

Sasha Pechenik

Michael Seaman

(Securities and Exchange Commission)

Janet D. Olsen

(Artisan Partners Asset Management Inc.)

Mark J. Menting

Sam B. Sellers

Meredith Lazarus

(Sullivan & Cromwell LLP)